Exhibit 99.2

Bilibili Inc. Announces Third Quarter 2024 Financial Results

SHANGHAI, China, November 14, 2024 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights:

•	Total net revenues were RMB7.31 billion (US$1,041.0 million), representing an increase of 26% year over year.

•	Mobile games revenues were RMB1.82 billion (US$259.7 million), representing an increase of 84% year over year.

•	Advertising revenues were RMB2.09 billion (US$298.5 million), representing an increase of 28% year over year.

•	Gross profit was RMB2.55 billion (US$363.0 million), representing an increase of 76% year over year. Gross profit margin reached 34.9%, improving from 25.0% in the same period last year.

•	Net loss was RMB79.8 million (US$11.4 million), narrowing by 94% year over year.

•	Adjusted net profit[1] was RMB235.9 million (US$33.6 million), compared with an adjusted net loss of RMB863.5 million in the same period last year.

•	Operating cash flow was RMB2.23 billion (US$317.1 million) in the third quarter of 2024, compared with RMB277.4 million in the same period last year.

•	Average daily active users (DAUs) were 107.3 million, compared with 102.8 million in the same period last year.

“This quarter, we sustained strong growth momentum across our community metrics and key business lines,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Both DAUs and MAUs hit record highs of 107 million and 348 million, respectively. Users’ average daily time spent also reached a new high of 106 minutes, increasing by 6 minutes compared to the same period last year. With our thriving community and highly engaged user base, we are well-positioned to tap into greater user value through our diverse commercial offerings. Total revenues in the third quarter came in at RMB7.31 billion, increasing by 26% year over year. In particular, revenues from our mobile games and advertising businesses increased by 84% and 28% year over year, respectively. With our consistent effort in improving commercialization efficiency, we achieved our first non-GAAP net profit in this quarter. This milestone is just a new starting point. Going forward, we will further develop our commercial capabilities while reinforcing our community ecosystem, bringing long-term value to all of our stakeholders.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “In the third quarter, robust growth in our high-margin mobile games and advertising businesses accelerated our total revenue growth and significantly expanded our margins. Our gross profit surged by 76% year on year and our gross profit margin rose considerably to 34.9%, up from 25.0% in the same period last year. Consequently, we recorded an adjusted operating profit of RMB272.2 million compared with a loss of RMB755.4 million from the same period of 2023. The significant improvement in our financials showed the elasticity of our business model, as well as the vast commercialization potential within our community. We will build on this landmark and continue to drive sustainable growth in the future.”

Third Quarter 2024 Financial Results

Total net revenues. Total net revenues were RMB7.31 billion (US$1,041.0 million) in the third quarter of 2024, representing an increase of 26% from the same period of 2023.

Value-added services (VAS). Revenues from VAS were RMB2.82 billion (US$402.0 million), representing an increase of 9% from the same period of 2023, led by increases in revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB2.09 billion (US$298.5 million), representing an increase of 28% from the same period of 2023, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.82 billion (US$259.7 million), representing an increase of 84% from the same period of 2023, mainly attributable to the strong performance of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

IP derivatives and others. Revenues from IP derivatives and others were RMB567.3 million (US$80.8 million), representing a decrease of 2% from the same period of 2023.

Cost of revenues. Cost of revenues was RMB4.76 billion (US$678.1 million), representing an increase of 9% from the same period of 2023. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, were RMB2.91 billion (US$414.8 million), representing an increase of 19% from the same period of 2023, mainly due to the increase of mobile games-related revenue-sharing costs.

Gross profit. Gross profit was RMB2.55 billion (US$363.0 million), representing an increase of 76% from the same period of 2023, mainly attributable to the growth in total net revenues, while costs related to platform operations remained relatively stable.

Total operating expenses. Total operating expenses were RMB2.61 billion (US$372.5 million), representing an increase of 2% from the same period of 2023.

Sales and marketing expenses. Sales and marketing expenses were RMB1.20 billion (US$171.3 million), representing a 21% increase from the same period of 2023. The increase was primarily attributable to increased marketing expenses for the Company’s exclusively licensed games.

General and administrative expenses. General and administrative expenses were RMB505.4 million (US$72.0 million), representing a 1% increase from the same period of 2023.

Research and development expenses. Research and development expenses were RMB906.1 million (US$129.1 million), representing a 15% decrease from the same period of 2023. The decrease was mainly attributable to higher termination expenses of certain game projects in the same period of 2023.

Loss from operations. Loss from operations was RMB66.7 million (US$9.5 million), narrowing by 94% from the same period of 2023.

Adjusted profit/(loss) from operations1. Adjusted profit from operations was RMB272.2 million (US$38.8 million), compared with an adjusted loss from operations of RMB755.4 million from the same period of 2023.

Total other (expenses)/income, net. Total other expenses were RMB21.5 million (US$3.1 million), compared with RMB212.1 million in the same period of 2023. The change was primarily attributable to a gain of RMB17.8 million on fair value change in investments in publicly traded companies in the third quarter of 2024, compared with a loss of RMB137.4 million in the same period of 2023.

Income tax (expense)/benefit. Income tax benefit was RMB8.4 million (US$1.2 million), compared with income tax expense of RMB18.0 million in the same period of 2023.

Net loss. Net loss was RMB79.8 million (US$11.4 million), narrowing by 94% from the same period of 2023.

Adjusted net profit/(loss)1. Adjusted net profit was RMB235.9 million (US$33.6 million), compared with an adjusted net loss of RMB863.5 million in the same period of 2023.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB0.19 (US$0.03) each, compared with RMB3.26 each in the same period of 2023. Adjusted basic and diluted net profit per share were RMB0.57 (US$0.08) each, compared with an adjusted basic and diluted net loss per share of RMB2.12 each in the same period of 2023.

Net cash provided by operating activities. Net cash provided by operating activities was RMB2.23 billion (US$317.1 million), compared with net cash provided by operating activities of RMB277.4 million in the same period of 2023.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2024, the Company had cash and cash equivalents, time deposits and short-term investments of RMB15.23 billion (US$2.17 billion).

Convertible Senior Notes. As of September 30, 2024, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$432.5 million (RMB3.03 billion).

Share Repurchase Program

The Company announced today that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$200 million of its publicly traded securities for the next 24 months. The Company’s shareholders have approved to grant an annual share repurchase mandate to its board of directors in accordance with the Hong Kong Listing Rules at the Company’s annual general meeting held on June 28, 2024, which shall be valid until the Company’s next annual general meeting unless revoked or varied. The Company also plans to obtain its shareholders’ approval for a share repurchase mandate at its next annual general meeting. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable laws, rules and regulations. The Company plans to fund the repurchases from its existing cash balance.

[1]

Adjusted profit/(loss) from operations, adjusted net profit/(loss), and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 14, 2024 (8:00 PM Beijing/Hong Kong Time on November 14, 2024). Details for the conference call are as follows:

Event Title:	Bilibili Inc. Third Quarter 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIe88042cc6a194f4f9cd849575a6a65f4

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) per share and per ADS, basic and diluted and adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
	RMB	RMB	RMB	RMB	RMB

Net revenues:
Value-added services (VAS)	2,595,036	2,565,888	2,821,269	7,053,001	7,916,066
Advertising	1,638,232	2,037,491	2,094,427	4,482,876	5,800,502
Mobile games	991,776	1,007,367	1,822,609	3,014,279	3,812,786
IP derivatives and others	580,037	516,398	567,315	1,628,735	1,568,010

Total net revenues	5,805,081	6,127,144	7,305,620	16,178,891	19,097,364
Cost of revenues	(4,354,664)	(4,293,943)	(4,758,434)	(12,397,008)	(13,111,617)
Gross profit	1,450,417	1,833,201	2,547,186	3,781,883	5,985,747

Operating expenses:
Sales and marketing expenses	(992,303)	(1,035,596)	(1,202,407)	(2,790,686)	(3,165,062)
General and administrative expenses	(499,132)	(488,039)	(505,386)	(1,610,526)	(1,525,202)
Research and development expenses	(1,066,155)	(894,701)	(906,072)	(3,140,188)	(2,765,893)

Total operating expenses	(2,557,590)	(2,418,336)	(2,613,865)	(7,541,400)	(7,456,157)

Loss from operations	(1,107,173)	(585,135)	(66,679)	(3,759,517)	(1,470,410)

Other (expenses)/income:
Investment loss, net (including impairments)	(244,961)	(94,684)	(70,957)	(236,640)	(186,890)
Interest income	117,722	100,344	91,279	416,022	324,830
Interest expense	(30,064)	(19,809)	(17,824)	(135,746)	(69,207)
Exchange losses	(23,871)	(15,275)	(5,909)	(40,423)	(79,244)
Debt extinguishment gain/(loss)	9,771	—	—	292,213	(20,980)
Others, net	(40,695)	256	(18,134)	22,633	36,305

Total other (expenses)/income, net	(212,098)	(29,168)	(21,545)	318,059	4,814

Loss before income tax	(1,319,271)	(614,303)	(88,224)	(3,441,458)	(1,465,596)
Income tax (expense)/benefit	(17,975)	6,154	8,419	(73,565)	13,011

Net loss	(1,337,246)	(608,149)	(79,805)	(3,515,023)	(1,452,585)
Net (profit)/loss attributable to noncontrolling interests	(14,198)	(551)	290	(10,814)	15,825

Net loss attributable to the Bilibili Inc.’s shareholders	(1,351,444)	(608,700)	(79,515)	(3,525,837)	(1,436,760)
Net loss per share, basic	(3.26)	(1.46)	(0.19)	(8.54)	(3.45)
Net loss per ADS, basic	(3.26)	(1.46)	(0.19)	(8.54)	(3.45)
Net loss per share, diluted	(3.26)	(1.46)	(0.19)	(8.54)	(3.45)
Net loss per ADS, diluted	(3.26)	(1.46)	(0.19)	(8.54)	(3.45)
Weighted average number of ordinary shares, basic	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386
Weighted average number of ADS, basic	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386
Weighted average number of ordinary shares, diluted	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386
Weighted average number of ADS, diluted	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	18,808	18,370	26,781	48,710	58,828
Sales and marketing expenses	13,523	13,361	16,015	42,689	41,936
General and administrative expenses	155,511	139,032	133,825	446,724	430,681
Research and development expenses	116,195	88,716	120,490	327,462	289,731

Total	304,037	259,479	297,111	865,585	821,176

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	September 30,
	2023	2024
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	7,191,821	7,463,154
Time deposits	5,194,891	3,531,414
Restricted cash	50,000	50,000
Accounts receivable, net	1,573,900	1,516,707
Prepayments and other current assets	2,063,362	1,886,186
Short-term investments	2,653,065	4,239,534

Total current assets	18,727,039	18,686,995

Non-current assets:
Property and equipment, net	714,734	668,022
Production cost, net	2,066,066	1,866,219
Intangible assets, net	3,627,533	3,238,432
Goodwill	2,725,130	2,725,130
Long-term investments, net	4,366,632	4,172,991
Other long-term assets	931,933	663,511

Total non-current assets	14,432,028	13,334,305

Total assets	33,159,067	32,021,300

Liabilities
Current liabilities:
Accounts payable	4,333,730	4,923,826
Salary and welfare payables	1,219,355	1,445,622
Taxes payable	345,250	384,087
Short-term loan and current portion of long-term debt	7,455,753	4,297,045
Deferred revenue	2,954,088	4,106,212
Accrued liabilities and other payables	1,795,519	2,600,074

Total current liabilities	18,103,695	17,756,866
Non-current liabilities:
Long-term debt	646	724
Other long-term liabilities	650,459	540,594

Total non-current liabilities	651,105	541,318

Total liabilities	18,754,800	18,298,184

Total Bilibili Inc.’s shareholders’ equity	14,391,900	13,726,574
Noncontrolling interests	12,367	(3,458)

Total shareholders’ equity	14,404,267	13,723,116

Total liabilities and shareholders’ equity	33,159,067	32,021,300

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	277,384	1,750,540	2,225,629	(373,774)	4,613,866

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB

Loss from operations	(1,107,173)	(585,135)	(66,679)	(3,759,517)	(1,470,410)
Add:
Share-based compensation expenses	304,037	259,479	297,111	865,585	821,176
Amortization expense related to intangible assets acquired through business acquisitions	47,734	41,776	41,776	144,036	125,328

Adjusted (loss)/profit from operations	(755,402)	(283,880)	272,208	(2,749,896)	(523,906)

Net loss	(1,337,246)	(608,149)	(79,805)	(3,515,023)	(1,452,585)
Add:
Share-based compensation expenses	304,037	259,479	297,111	865,585	821,176
Amortization expense related to intangible assets acquired through business acquisitions	47,734	41,776	41,776	144,036	125,328
Income tax related to intangible assets acquired through business acquisitions	(5,563)	(5,407)	(5,406)	(16,813)	(16,220)
Loss/(Gain) on fair value change in investments in publicly traded companies	137,358	41,311	(17,778)	(43,875)	10,347
(Gain)/Loss on repurchase of convertible senior notes	(9,771)	—	—	(292,213)	20,980

Adjusted net (loss)/profit	(863,451)	(270,990)	235,898	(2,858,303)	(490,974)

Net (profit)/loss attributable to noncontrolling interests	(14,198)	(551)	290	(10,814)	15,825

Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(877,649)	(271,541)	236,188	(2,869,117)	(475,149)

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB
Adjusted net (loss)/profit per share, basic	(2.12)	(0.65)	0.57	(6.95)	(1.14)
Adjusted net (loss)/profit per ADS, basic	(2.12)	(0.65)	0.57	(6.95)	(1.14)
Adjusted net (loss)/profit per share, diluted	(2.12)	(0.65)	0.57	(6.95)	(1.14)
Adjusted net (loss)/profit per ADS, diluted	(2.12)	(0.65)	0.57	(6.95)	(1.14)
Weighted average number of ordinary shares, basic	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386
Weighted average number of ADS, basic	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386
Weighted average number of ordinary shares, diluted	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386
Weighted average number of ADS, diluted	413,983,020	416,287,273	417,849,446	412,676,893	416,475,386